As filed with the Securities and Exchange Commission on September 4, 2020

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE TO

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TENDER OFFER STATEMENT (Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934)

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BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Name of Issuer)

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

26189T 104
(CUSIP Number of Class of Securities)

James Bitetto
BNY Mellon Investment Adviser, Inc.
240 Greenwich Street
New York, New York 10286
(212) 922-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

_______________________

Copy to:
David Stephens, Esq. Nicole M. Runyan, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036

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CALCULATION OF FILING FEE
Transaction Value	Amount of Filing Fee
Not applicable(a)	None(a)
(a)	This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

BUSINESS WIRE	DIRECT LINE NUMBER
40 EAST 52ND STREET	(212) 752-9600
NEW YORK, NY 10022

RELEASE IMMEDIATELY TO THE FOLLOWING:

CLOSED-END FUND DISCLOSURE

BNY MELLON ALCENTRA GLOBAL MULTI-STRATEGY CREDIT FUND, INC.
ANNOUNCES DATES OF INITIAL QUARTERLY TENDER OFFER

NEW YORK, NY, September 4, 2020 — BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund") today announced the dates of its initial quarterly tender offer (the "Tender Offer"). As stated in the Fund's prospectus, beginning approximately one year after the completion of the Fund's initial public offering and ending upon the adoption by the Fund's Board of Directors (the "Board") of a plan of liquidation, the Fund intends, but is not obligated, to conduct quarterly tender offers for up to 2.5% of the Fund's shares of common stock then outstanding in the sole discretion of the Board.

The Board has approved the Tender Offer with the following terms:

Number of Shares	2.5% of the Fund's outstanding shares as of September 30, 2020
Commencement Date	October 14, 2020
Expiration Date and Time	November 12, 2020 at 5:00 p.m. Eastern Time, unless otherwise extended
Price	Net asset value per share determined as of September 30, 2020

As soon as the Tender Offer commences, the Fund will file with the Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule TO and related exhibits, including an Offer to Purchase, a related Letter of Transmittal and other related documents (the "Offer Documents"). Additional information with respect to the Tender Offer and the Offer Documents will be made available prior to the commencement of the Tender Offer.

The terms and conditions of the Tender Offer will be set forth in the Offer Documents. The Fund reserves the right to change any terms of the Tender Offer noted above prior to the commencement of the Tender Offer. This announcement is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Offer Documents will be distributed to Fund shareholders, when available. Shareholders will also be able to obtain copies of the Offer Documents, when available, free of charge, from either the Fund's Tender Offer information agent or from the SEC's website at www.sec.gov. Shareholders should read these documents and related exhibits carefully as the documents contain important information about the Fund's Tender Offer.

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BNY Mellon Investment Adviser, Inc., the investment adviser for the Fund, is part of BNY Mellon Investment Management.  BNY Mellon Investment Management is one of the world’s leading investment management organizations and one of the top U.S. wealth managers, with US $2.0 trillion in assets under management as of June 30, 2020.  BNY Mellon Investment Management encompasses BNY Mellon’s affiliated investment management firms, wealth management organization and global distribution companies.  Through an investor-first approach, BNY Mellon Investment Management brings to clients the best of both worlds: specialist expertise from eight world-class investment firms offering solutions across every major asset class, backed by the strength, stability, and global presence of The Bank of New York Mellon Corporation (NYSE: BK), one of the world’s most trusted investment partners, which has US $37.3 trillion in assets under custody and/or administration as of June 30, 2020.

BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation and may also be used as a generic term to reference the Corporation as a whole or its various subsidiaries generally. Additional information on BNY Mellon Investment Management is available on www.im.bnymellon.com. BNY Mellon Investment Management’s website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate the website in this release.

The Fund's investment returns and principal values will fluctuate so that an investor’s shares may be worth more or less than the original cost.  There is no assurance that the Fund will achieve its investment objective.

For Press Inquiries:	For Other Inquiries:
BNY Mellon Investment Adviser, Inc.	BNY Mellon Securities Corporation
Benjamin Tanner	The National Marketing Desk
(212) 635-8676	240 Greenwich Street
New York, New York 10286
1-800-334-6899